SO 3/7/02

SECURI[TIES AND EXCHANGE CO]MMISSION

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SEC FILE NUMBER
8- 50822

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 6 2002 SEC MAIL PROCESSING WASH. D.C. SECTION 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A & F Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 E. Fourth Avenue
(No. and Street)

Mount Dora	Florida	32757
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Lester Ariail 352-383-6155
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenlee, Kurras, Rice & Brown P.A.
(Name — *if individual, state last, first, middle name*)

627 N. Donnelly Street	Mount Dora	Florida	32757
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Lester Ariail, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A & F Financial Securities, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF FLORIDA
COUNTY OF LAKE

The foregoing instrument was acknowledged before me this 18th day of February, 2002 by H. Lester Ariail, Personally Known to me.

Norma Wieland
Notary Public

H. Lester Ariail
Signature

President/Treasurer
Title

NORMA WIELAND
Notary Public - State of Florida
My Commission Expires Jul 9, 2004
Commission # CC947641

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition.~~ Cash flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. Footnote
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Footnote
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. Footnote
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A & F FINANCIAL SECURITIES, INC.
DECEMBER 31, 2001

A & F FINANCIAL SECURITIES, INC.
DECEMBER 31, 2001

TABLE OF CONTENTS

CLERMONT OFFICE
Jerry D. Brown, C.P.A.

Herbert John Greenlee, Jr., C.P.A.
Suzanne M. Wolfe, C.P.A.

GREENLEE KURRAS RICE & BROWN, PA
CERTIFIED PUBLIC ACCOUNTANTS

MOUNT DORA OFFICE
John S. Rice, C.P.A.
Patricia A. Sykes-Amos, C.P.A.
C. L. (Chip) Garner, C.P.A.

Dorothy A. Kurras, C.P.A.
John A. Powers, C.P.A.
Keire Rice Hosley, C.P.A.
David S. McDonald, C.P.A.

Independent Auditor's Report

To the Stockholders of
A & F Financial Securities, Inc.

We have audited the accompanying statement of financial position of A & F Financial Securities, Inc. (an S corporation) as of December 31, 2001, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A & F Financial Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Net Capital Computation is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenlee Kurras Rice & Brown, P.A.

Mount Dora, Florida
February 13, 2001

605 Montrose Street
P.O. Box 120400 • Clermont, FL 34712-0400
(352) 394-3256 • Fax (352) 394-6910

627 N. Donnelly Street
P.O. Box 8 • Mount Dora, FL 32756-0008
(352) 383-6300 • Fax (352) 383-6356

A & F FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 25,525	
Deposits with clearing organization	25,000	
Note receivable	10,000	
Investments	30,000	
Investments not readily marketable	9,935	
Equipment (less accumulated depreciation of $2,575)	2,139	
Organization costs (less amortization of $370)	83	
TOTAL ASSETS		$ 102,682

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities		$ . . .
Stockholders' Equity:		
Common stock, $1 par value, 200,000 shares authorized, 300 shares issued and outstanding	$ 300	
Additional paid-in capital	90,571	
Retained earnings	11,811	
Total Equity		102,682
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 102,682

The notes to the financial statements are an integral part of this statement.

A & F FINANCIAL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:		
Commissions and advisory fees	$ 190,547	
Trading gain	25,499	
Interest	513	
Total Income		$ 216,559
Expenses:		
Advertising	$ 1,522	
Commissions	157,469	
Communications	5,838	
Dues and subscriptions	1,717	
Insurance	7,814	
Investment fees	8,475	
Licenses	5,443	
Occupancy	5,136	
General and administrative	6,460	
Other expenses	6,479	
Depreciation and amortization	951	
Total Expenses		$ 207,304
Net Income		9,255
Earnings per share of common stock		$ 30.85

The notes to the financial statements are an integral part of this statement.

A & F FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:		
Net income	$ 9,255	
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and amortization	951	
Increase in note receivable	(10,000)	
Net Cash Provided by Operating Activities		$ 206
Cash Flows from Investing Activities:		
Long term investment proceeds	7,250	
Investment purchases	(390)	
Equipment purchase	(650)	
Net Cash Provided by Investing Activities		6,210
Net Increase in Cash		6,416
Cash at January 1, 2001		19,109
Cash at December 31, 2001		$ 25,525

The notes to the financial statements are an integral part of this statement.

A & F FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Capital Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2001	$ 300	$ 90,571	$ 2,556
Net Income	...	...	9,255
Balances at December 31, 2001	$ 300	$ 90,571	$ 11,811

The notes to the financial statements are an integral part of this statement.

1. **Significant Accounting Policies**

Nature of Operations - The Company was formed in 1997 as an S corporation for the purpose of operating as a securities brokerage enterprise. The Company serves as an introducing broker.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities with a maturity of three months or less to be cash equivalents.

Investments - Investments not readily marketable include certificates of deposit and securities for which there is no market on a securities exchange. Investments are carried at estimated fair value.

Equipment - Equipment consisting of office equipment is stated at cost. For financial reporting purposes, depreciation is calculated on the straight line basis with lives of three to five years.

Income Taxes - Since the Company is an S corporation, any earnings flow to the individual income tax returns of the shareholders.

Revenue - Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Investments consist of the following

3.78% certificate of deposit maturing 2/3/02	$	5,635
100 shares of closely held bank stock		1,000
300 shares of NASD stock		3,300
Total Investments Not Readily Marketable	$	9,935
USTB maturing 5/2/02	$	30,000

3. **Earnings Per Share**

Basic earnings per share were computed by dividing income available to stockholders by the weighted average number of shares outstanding for the year.

4. **Liabilities Subordinated to Claims of General Creditors**

The Company had no such liabilities at either December 31, 2000 or December 31, 2001.

5. **Net Capital**

The Company clears through another broker/dealer on a fully-disclosed basis, with the clearing firm carrying the customer accounts. The Company has a net capital requirement of $50,000. At December 31, 2001, the Company had net capital of $86,160, which was $36,160 in excess of its requirements.

6. **Possession or Control Requirements Under Rule 15c3-3**

The Company had no such securities at December 31, 2001.

A & F FINANCIAL SECURITIES, INC.
SCHEDULE OF NET CAPITAL COMPUTATION PURSUANT TO SEC RULE 15c3-1
AS OF DECEMBER 31, 2001

Total Assets	$ 102,682
Deduct Total Liabilities	. . .
Ownership Equity	102,682
Add Subordinated Liabilities	. . .
Total Capital and Subordinated Liabilities	102,682
Deduct Total Nonallowable Assets	(2,222)
Net Capital before Haircuts	100,460
Haircuts on securities	(14,300)
Net Capital	86,160
Deduct Net Capital Requirement	50,000
Excess Net Capital	$ 36,160
Aggregate Indebtedness	$ . . .
Ratio Aggregate Indebtedness to Net Capital	0%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital, as reported in Company's Part II (unaudited)	$ 86,160
Net audit adjustments	. . .
Net Capital per above	$ 86,160

CLERMONT OFFICE
Jerry D. Brown, C.P.A.

Herbert John Greenlee, Jr., C.P.A.
Suzanne M. Wolfe, C.P.A.

GREENLEE KURRAS RICE & BROWN, PA
CERTIFIED PUBLIC ACCOUNTANTS

MOUNT DORA OFFICE
John S. Rice, C.P.A.
Patricia A. Sykes-Amos, C.P.A.
C. L. (Chip) Garner, C.P.A.

Dorothy A. Kurras, C.P.A.
John A. Powers, C.P.A.
Keire Rice Hosley, C.P.A.
David S. McDonald, C.P.A.

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Stockholders of
A & F Financial Securities, Inc.

In planning and performing our audit of the financial statements of A & F Financial Securities, Inc. for the year ended December 31, 2001 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by A & F Financial Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. A & F Financial Securities, Inc. was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the period. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits

MEMBER: FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS & AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

605 Montrose Street
P.O. Box 120400 • Clermont, FL 34712-0400
(352) 394-3256 • Fax (352) 394-6910

627 N. Donnelly Street
P.O. Box 8 • Mount Dora, FL 32756-0008
(352) 383-6300 • Fax (352) 383-6356

and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Greenlee Kurras Rice & Brown, P.A.

Mount Dora, Florida
February 13, 2001